UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

DEALERTRACK HOLDINGS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

242309102

(CUSIP Number)

December 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 242309102

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only). ACF Investment Corp.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) [ x ]
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 2,644,242
	6	Shared Voting Power 0
	7	Sole Dispositive Power 2,644,242
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,644,242
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9) 7.4%
12	Type of Reporting Person (See Instructions) CO

CUSIP No. 242309102

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only). AmeriCredit Corp.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) [ x ]
3	SEC Use Only
4	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,644,242(1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9) 7.4%
12	Type of Reporting Person (See Instructions) CO

(1)	Consists of 2,644,242 shares of common stock of the issuer held by ACF Investment Corp., a wholly-owned subsidiary of AmeriCredit Corp. AmeriCredit Corp. disclaims beneficial ownership of such shares.

Item 1.

(a)	Name of Issuer

DealerTrack Holdings, Inc.

(b)	Address of Issuer’s Principal Executive Offices

1111 Marcus Ave., Suite M04
Lake Success, New York 11042

Item 2.

(a)	Names of Persons Filing

ACF Investment Corp.

AmeriCredit Corp.

(b)	Address of Principal Business Office or, if none, Residence

ACF Investment Corp.: 801 Cherry Street, Suite 3900, Fort Worth, Texas 76102

AmeriCredit Corp.: 801 Cherry Street, Suite 3900, Fort Worth, Texas 76102

(c)	Citizenship

ACF Investment Corp.: Delaware

AmeriCredit Corp.: Texas

(d)	Title of Class of Securities

Common Stock

(e)	CUSIP No.

242309102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

ACF Investment Corp.

(a)	Amount Beneficially Owned: 2,644,242 shares

(b)	Percent of Class: 7.4%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 2,644,242

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 2,644,242

(iv)	Shared power to dispose or to direct the disposition of: 0

AmeriCredit Corp.

(a)	Amount Beneficially Owned: 2,644,242 shares

Consists of 2,644,242 shares of common stock of the issuer held by ACF Investment Corp., a wholly-owned subsidiary of AmeriCredit Corp. AmeriCredit Corp. disclaims beneficial ownership of such shares.

(b)	Percent of Class: 7.4%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

(a)	Not Applicable.

(b)        By signing below the undersigned certifies that, to the best of each of the undersigned’s knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	May 30, 2006	AmeriCredit Corp.

By:	/s/ J. Michael May
Name:	J. Michael May
Title:	Senior Vice President, Chief Legal Officer
and Secretary

ACF Investment Corp.

By:	/s/ J. Michael May
Name:	J. Michael May
Title:	Senior Vice President, Chief Legal Officer
and Secretary

Exhibit 99.1

Agreement of Joint Filing

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned persons hereby agree to the joint filing on behalf of each of them of a Schedule 13G (including amendments thereto) with respect to the Common Stock of DealerTrack Holdings, Inc. and further agree that this Agreement of Joint Filing (the “Agreement”) be included as an exhibit to such joint filing. The Agreement may be executed in two or more counterparts, any one of which need not contain the signatures of more than one party, but all such parts taken together will constitute one and the same instrument.

Dated:	May 30, 2006	AmeriCredit Corp.

By:	/s/ J. Michael May
Name:	J. Michael May
Title:	Senior Vice President, Chief Legal Officer
and Secretary

ACF Investment Corp.

By:	/s/ J. Michael May
Name:	J. Michael May
Title:	Senior Vice President, Chief Legal Officer
and Secretary